NEWS RELEASE

SHAW ENTERS INTO $1 BILLION CREDIT FACILITY

Calgary, Alberta (January 17, 2012) – Shaw Communications Inc. announced today that it has entered into a five-year $1 billion bank credit facility having a maturity date in January 2017 with a syndicate of ten financial institutions, including The Toronto-Dominion Bank as lead arranger and sole bookrunner, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia as syndication agents and Bank of Tokyo-Mitsubishi as documentation agent. This facility replaces the prior credit facility which was scheduled to mature in May 2012. The new facility is to be used for general corporate purposes.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca